September 23, 2005

By EDGAR and Facsimile

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549-0510

Attention: Rufus Decker, Accounting Branch Chief

Re:	Penhall International Corp. (the “Company”)
Form 10-K/A for the fiscal year ended June 30, 2004
Form 10-Q for the period ended March 31, 2005
File No. 333-64745

Dear Mr. Decker:

Set forth below are the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 19, 2005 (the “Comment Letter”) with respect to the Form 10-K/A filed by the Company on December 20, 2004 and the Form 10-Q filed by the Company on May 13, 2005. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.  For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

Form10-K/a for the fiscal year ended June 30, 2004

Selected Financial Data, pages 11 - 12

1.             We note your proposed disclosures and response to prior comment 2 in our letter dated March 22, 2005 as well as your proposed disclosure.  We note that you have modified the calculation of Adjusted EBITDA as well as expanded your disclosure to indicate that management believes that Adjusted EBITDA is a meaningful measure and represent an alternative view of your operating performance and have the following comments.

•      We note that Adjusted EBITDA excludes goodwill impairment.  Confirm that you do not believe that it is reasonably likely that you will incur goodwill impairment charges within two years as required by Item 10 (e)(ii)(B) of Regulation S-K

•      You must revise your disclosures to provide all the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Ensure that your discussion of the material limitations associated with the use of your non-GAAP financial measures addresses the material limitations caused by the elimination of each recurring item.

•      Reconcile this non-GAAP financial performance measure to your most directly comparable GAAP measure, net income.

Response to Comment 1

With regard to the first bullet point, as required by Item 10 (e)(ii)(B) of Regulation S-K the Company has excluded goodwill impairment charges incurred in 2004 because we do not believe that we are reasonably likely to incur goodwill impairment charges within two years.

The Company has additionally modified Footnote (1) to Selected Financial Data which further expands the discussion related to our use of the non-GAAP measure Adjusted EBITDA.  We will modify the following in future filings:

1.     Calculation of Adjusted EBITDA which previously excluded certain charges.

2.     We will also modify our discussion related to covenants in our New Credit Agreement and limitations of the Indenture agreement.  These will be included in Management’s Discussion and Analysis under Liquidity and Capital Resources.

In our Annual Report of Form 10-K for the year ended June 30, 2005, and in future filings we will include disclosure in substantially the form below:

Footnote (1) to Selected Financial Data

(1)        Adjusted EBITDA is a supplemental non-generally accepted accounting principle (“GAAP”) financial measure.  Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, adjusted to exclude goodwill impairment because we believe that this charge in 2004 to be a non-recurring charge.  Regulation S-K (Item 10(e)) and other provisions of the Exchange Act of 1934 define and prescribe the conditions for use of certain non-GAAP financial information.  We believe that our Adjusted EBITDA information, which meets the definition of a non-GAAP financial measure, is important supplemental information to investors.

Management has presented Adjusted EBITDA because it is used as a measure in the terms of The Credit agreement and in the Indenture agreement (see Management’s Discussion and Analysis).

Management has also presented Adjusted EBITDA because we believe it is a meaningful measure and represents an alternate view of our operating performance and allows our management and our investors to readily view operating trends and analyze the Company’s ability to incur and/or service debt. We additionally use EBITDA for internal managerial purposes, including for planning purposes, for preparation of our internal annual operating budget and as a means to evaluate period-to-period comparisons.  This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures.  Adjusted EBITDA information reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.  We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and to not rely on any single financial measure.  Since Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP, there are material limitations to its usefulness on a stand alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies. Adjusted EBITDA has certain material limitations as follows:

•      It does not include interest expense.  Because we have borrowed money to finance the purchase of a former shareholder’s interest in the Company, interest expense is a necessary and continuing part of our costs.  Therefore, any measure that excludes interest expense has material limitations.

•      It does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations.

•      It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations.

Accordingly, the non-GAAP information should not be used in isolation of, or as a substitute for, net loss or cash flows from operations, as an indicator of operating performance, or as a measure of profitability or liquidity.  Adjusted EBITDA, as the Company calculates it, may not be comparable to similarly titled measures employed by other companies.  In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash needs.

Adjusted EBITDA was computed as follows:

	FISCAL YEAR ENDED JUNE 30,
	2001	2002	2003	2004	2005
Net earnings (loss)	$5,259	$(1,617)	$(5,920)	$(5,643)	$(5,162)
Interest expense	15,263	14,293	14,355	13,880	13,432
Interest expense – accretion on preferred stock	—	—	—	—	5,180
Income tax expense (benefit)	3,900	(856)	(3,441)	(2,342)	95
Depreciation and amortization	16,252	17,185	16,733	14,355	12,072
Goodwill impairment	—	—	—	2,682	—
Adjusted EBITDA	$40,674	$29,005	$21,727	$22,932	$25,617

Note 1 – Summary of Significant Accounting Policies – Segment Information, page 30

2.     We note your response to our prior comment 14 in our letter dated March 22, 2005 and have the following additional comments regarding your segment presentation.

•      You indicate that your 44 divisions are operating segments that have been aggregated into one reportable segment.  You have not addressed how you have determined that these operating segments have similar economic characteristics.  Provide us with a comprehensive analysis of the sales and gross margin trends of these 44 divisions over the last fiver years.  Address any discrepancies in these trends.  Refer to paragraphs 17 and 19 of SFAS 131 as well as EITF 04-10 – Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.

•      Provide a more comprehensive analysis of how you have concluded that your customers are similar in each of your 44 divisions.  Specifically address whether you serve customers in the industrial, construction, governmental and residential markets in each division or if certain divisions focus on certain markets.  Address how similar or different your customer base is in each of these four markets you serve.

•      Your response indicates that you produce a variety of profit and loss statements.  It appears that you have provided us with only one such report – Sales & EBITDA Comparison for the nine months ended March 31, 2004 and 2005.  Provide us with a representative copy of each report prepared for your CODM.

Response to Comment 2

Company Conclusion:

Management of Penhall International Corp has evaluated segment reporting under SFAS 131 (“Statement”) and has determined that aggregation is appropriate under paragraph 17 of the Statement.  Further management has determined that this conclusion is consistent with the objectives of paragraph 3 of the Statement.  Following is a discussion of the specific facts and circumstances giving rise to management’s conclusion.

Overview of Company’s Business

Penhall owns and operates a fleet of 700 revenue units of operated equipment, including excavators, stompers, backhoes, compressors, “bobcats,” crushing equipment, saws, drills and grinding, asphalt milling, and grooving equipment. Penhall also carries state-of-the-art manually-operated and remote-controlled breakers, which provide access to contaminated, hazardous or limited access areas and which have been used for hazardous projects such as the demolition of decommissioned nuclear power plants. The Company employs skilled operators for each piece of equipment it operates.

Through its skilled operators and equipment rental fleet, Penhall performs new construction, rehabilitation and demolition services in connection with infrastructure projects. For shorter duration projects, Penhall generally provides operated equipment rental services on an hourly or fixed-price quote basis. Services provided in this manner include specialized work such as highway and airport runway grooving and asphalt cutting, as well as demolition work such as concrete breaking, removal and recycling. A majority of longer duration projects are provided on a fixed-price contractual basis. Services provided in this manner include work for highway, airport, building general contractors, specialty subcontractors, federal, state and municipal agencies and for property owners.  Fixed-price contract duration may be as short as a couple of weeks or last up to three years, but have an average contract length of approximately six months.  For larger projects or time sensitive projects, it is not uncommon for a division to employ resources from other divisions with excess capacity.   Occasionally, resources are drawn from locations (also referred to as divisions)  throughout the country to properly staff a project.  For example, in fiscal 2000, the Hartsfield Airport runway removal project in Atlanta required Penhall to draw resources from locations in Colorado, Arizona, California, Texas, North Carolina, South Carolina, and Minnesota in order to complete the project within the allotted time frame.

Penhall’s services are made available to customers through its 39 regional locations in 18 states.  In addition, Penhall is qualified to do work in all 50 states and typically performs work in 35 - 40 states, with minimal work also performed in Canada and Mexico each year.  Penhall performed work for about 11,000 customers in both fiscal 2003 and 2004.  Penhall’s ability to provide operated equipment to customers throughout the United States on the same basis is a competitive advantage.  Many of the Company’s customers operate across wide geographical areas and utilize the services of multiple Penhall locations.  These customers have expectations that Penhall’s quality and pricing of services will be similar at every location.

Penhall maintains a basic equipment rental fleet and operators at each of our locations. Equipment can be shipped from any of Penhall’s locations to projects at remote sites.  Penhall solicits and receives business over the telephone, by facsimile, by written purchase order or through Penhall employed at each location. Penhall’s dispatchers at each location are responsible for the allocation of resources to meet the customer’s service and timing requirements. The dispatcher matches all of the work requests for that day to available equipment and operators.

Operating locations do not compete with each other for customers or projects.  When a conflict arises between locations over which one will pursue a business opportunity, senior management will intercede and make a determination.  Occasionally the final determination will result in more than one location providing resources to the opportunity.

If a location lacks available resources to service a customer’s needs, the location’s dispatcher or manager will contact other Penhall locations for available equipment and operators.  Locations often cooperate in this fashion, regardless of which region the location resides. For example, San Diego in the Southwest Region often shares resources with the locations in the Los Angeles Basin Region, which are in the Southern California Region. Or, recently Penhall completed a project in Florida that was managed by and credited to the San Diego location, but utilized equipment and operators out of the Dallas, Birmingham, and Atlanta offices.  Due to the location’s sharing of equipment and skilled labor resources, all of the Company’s services are available at every location.

When one location provides equipment and operators on another location’s projects, both locations recognize revenues.  One location will recognize revenue equal to the amount they bill to the customer, while the supporting location would recognize revenue billed to the other location.  The internal billing is ultimately eliminated during the consolidation processes, but not eliminated in the information provided to the CODM.  If information was provided at a location level or some other level of disaggregation, the information would not be meaningful; in fact the information would be misleading to the investors and other users of the financial statements.

Each of Penhall’s skilled operators has an expertise with a particular piece of equipment. Depending on the requirements for that day, an operator may be assigned from one to four jobs on a given day. An operator’s time is allocated by job through job tickets, which generate both payroll and customer billing data.

All of the operating divisions use the same automated centralized integrated accounting and job cost system for their accounting needs.   Further, all dispatchers in the operating divisions use the centralized dispatch system for deployment of resources to our customers.  Both the accounting and dispatch system reside on the Company’s mainframe at the Company’s corporate headquarters in Anaheim, California.  Services such as banking, insurance, surety, and health benefits are purchased at the corporate level and provided to the divisions.

Although Penhall occasionally contracts directly with private owners, federal, state or local governments or agencies, most of its work is performed for other specialty contractors or general contractors. Penhall does not track the type of industries our customers serve; however we are aware that they generally serve the industrial, construction, governmental and, to a lesser extent, the residential markets.

All of the Penhall locations are located in potentially high growth areas.  The locations were selected primarily by the CODM after investigating the market for satisfactory economic potential.  All locations are staffed and operated similarly.  All locations are leased, have an office, a repair shop, a yard for the equipment and are run by a divisional manager.  Some of the smaller locations operate as a satellite of a nearby larger location who perform some of their administrative functions, but the vast majority are relatively self reliant in that they do their own hiring, sales, billing, payroll input, accounts payable input, and repair their own machines, as well as provide the operated equipment to customers.

All payroll and disbursement checks are processed through the centralized accounting system.  The majority of checks are printed and distributed out of the corporate offices in Anaheim, California, while a small number are printed and distributed out of Rogers, Minnesota.  All cash receipts are directed to a lockbox in Los Angeles, California and posted by corporate staff in Anaheim, California.  The locations have limited authority to purchase equipment (less than $3,000) or to sign contracts (less than $50,000) without the approval of the CODM or a corporate officer.

The Company’s 39 locations are organized into 44 divisions.  These divisions constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  Divisions are grouped into vaguely similar geographical regions.  This is primarily for the convenience of regional managers who travel between divisions, although other factors, particularly management issues, also determine the composition of a region.  While the divisions in a region are often geographically similar, this is not a rule.  For example the Southwest region includes Minneapolis, Denver, Salt Lake City, as well as Phoenix.  The regions were created to provide an intermediary level between the more than 40 division managers and the CODM.  While the regional managers’ performance is evaluated based upon the results within their regions, all major decisions regarding management of the business and allocation of resources are based on the financial metrics or performance at the individual divisional level.

The President and Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) for Penhall.  He approves all budgets and all purchases of all equipment greater than $3,000 and all contracts in excess of $50,000.  Although each division is responsible for the selection and performance of all contracts, as contracts get larger or more complex, the CODM and other officers tend to get more involved with the selection and oversight of the contracts. Penhall’s procurement of equipment for its rental fleet is generally coordinated through its corporate headquarters in Anaheim, California, while smaller inventory items are typically purchased at the divisional level.   The CODM is involved with the purchase, disposal, major repairs and transfer of assets.

The Company provides discrete financial information in a number of ways, including by division, within division separated into Service work (hourly and quote) and Contract work (plans and specifications).  On a monthly basis, the Company produces approximately 120 profit

and loss statements.  Further, the various types of equipment are segregated into a finite number of lines of equipment (“LOE”).   The Company produces reports which track profitability in the aggregate and at the divisional level by LOE.  Many of these reports are prepared across divisions and regions.

The discrete financial information provided monthly, while useful to the management of the various division and regional managers and a tool for the CODM, is far too extensive and detailed for the CODM to manage the business.  Instead he utilizes the divisional information and total per the summary Sales and EBITDA Comparison report, a copy of which has been provided under separate letter, to identify variances.  He then focuses in on any significant variances by researching the myriad of other reports produced and provided to the CODM monthly.  The Board of Directors also receives the Sales and EBITDA Comparison report to facilitate discussion of the Company’s operating results at Board meetings.

We have provided to Staff under a separate letter, a spreadsheet labeled “Division Performance Summary”. In this spreadsheet, we identify divisions both by a name (e.g. San Leandro) and a numeric identifier (e.g. Division 8).  As we have discussed in the Overview section, and demonstrated in this spreadsheet, results vary between divisions during a year and within divisions year to year.  While these fluctuations occur, our expectations over the long-term are that all divisions will ultimately migrate closer to management’s targeted returns which are more fully described below.

Management of the Company is focused at the divisional level.  Other than summarizing the division information, no separate budget or plan is developed for the regions.  Each year a plan is created for each division which includes a fiscal budget and a capital expenditure budget.  These budgets are created at the divisional level by the division managers.  These budgets include profit and loss, EBITDA, as well as a capital expenditure budget.  The divisional capital expenditure budget includes a detail of assets to be disposed, modified, and purchased.  The division manager reviews the forthcoming year’s budget with the regional manager, who in turn, reviews the division budget with the CODM.  Each month, the operating Vice Presidents meet with the CODM and review the results of operations for each division.  With the sole exception of the regional managers, all operating personnel and assets are assigned to an operating division.

There are a total of 3 operating Vice Presidents. Their primary responsibility is the successful operation of each of their divisions. All of the Vice Presidents report to the CODM.  We use these Vice Presidents as a means to streamline discussions with the CODM that focus on divisional activities only. The operating Vice Presidents do not discuss any regional performance with the CODM as such information is irrelevant and not information used by the CODM to manage the business or deploy our resources. Nor do they discuss information grouped by operating Vice President line of responsibility for the same reasons. Allowing direct reporting to the CODM by 44 divisional managers is not practical and would result in inefficiencies and would not be cost beneficial.

The 3 operating Vice Presidents are compensated with a base salary and an incentive bonus.  Their bonus is part of the “executive” bonus program which is paid from a pool funded from a percentage of pre-tax corporate profits; that is the size of the bonus pool for the Vice Presidents is based on the consolidated results of the Company and not the results of their respective regions.  The CODM subjectively allocates the pool amongst Company management based upon his perception of the success of each manager.

One operating Vice President oversees the Southwest Region, with all divisions’ managers reporting directly to him. He is currently the de-facto regional manager; although in prior years he oversaw the Northwest Region and the former Midwest Region, both of which had Regional Managers.

The Second operating Vice President oversees Division 40 and acts as the de-facto Regional manager.  Prior to fiscal 2005, he oversaw division 6 and division 40, which were amalgamated in 2005, each of which had a division manager.

The third operating Vice President now oversees the Southern California, Northwest, South and Eastern regions.  Each of these regions has a Regional Manager.

SFAS 131

Consistent with paragraph 10 of the Statement, we have identified that the Company has 44 operating segments.  The Company’s 39 locations are organized into 44 divisions which under SFAS 142 are considered reporting units.  These divisions “constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component”.

Management has aggregated these reporting units (segments) into one reportable segment in accordance with paragraph 17 of SFAS 131 which states:

“…Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:”

a.             the nature of the products and services

b.             the nature of the production processes

c.             the types or class of customer for their products and services

d.             the methods used to distribute their products or provide their services

e.             if applicable, the nature of the regulatory environment

Later in this response, we will address how the provisions of paragraph 17 have been met.

Paragraph 3 states the objective and principles of the Statement 131 are “to provide disclosure about segments of an enterprise and related information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of the financial statement:

a.             Better understand the enterprise’s performance

b.             Better assess its prospects for future net cash flows

c.             Make more informed judgments about the enterprise as a whole.

We have considered the objectives and principles of paragraph 3, and determined as described below, that aggregation of the Company’s 44 operating segments into a single reporting segment is consistent with the objective and basic principles of SFAS 131 because to provide information regarding each operating segment, regional, or other level of disaggregation, would:

•      Not be beneficial to the reader of the financial statements as it would not be consistent with how management has determined the most appropriate way to view the Company.  Management budgets each division individually but does not budget or project by region, by the type of work to be performed or the customers to be served.   Consistent with the Statement, utilizing management’s approach is to consider each division a single segment.  Additionally, the Company notes that although management utilizes subtotals for “regions”, these regions are created to maximize regional manager time in the division offices.  While the division’s proximity to the regional manager is important, makeup of regions change periodically depending on the situation.  For example, if there is a new manager, a division may be moved to a new region where the regional manager has more time to train the new manager.  If the division manager is struggling, the division may be moved to a regional manager that has more experience with struggling operations.  Because the composition of regions often change year to year primarily in response to management issues, it does not make sense to report regional information to the investors as the information would not necessarily be consistent from year to year and would add no value to the information being provided.  Further, it is not information used by the CODM to manage the business or allocate resources.

•      It would not be consistent with paragraph 24 of the Statement which recognizes that there is “a practical limit to the number to the number of reportable segments that an enterprise separately discloses beyond which segment information may become overly detailed.”    We have evaluated reporting each of the 44 divisions as an operating segment and determined there is nothing unique about an operating division, or some other level of disaggregation, that would provide additional information that is useful to the investor or users of the financial statements, or that would allow them to make more informed judgments about the enterprise as a whole. Primarily, individual managerial capability and external forces drive the variability in operating results at the divisions over time.  Also, many of the key processes are centralized at Corporate.  Further, overall guidance to the operating divisions flows from Corporate and the operating divisions are merely the delivery mechanism for a model developed at Corporate.

We will now address how the provisions of paragraph 17 have been met thereby supporting aggregation. First, with regard to the segments having similar economic characteristics, we note the following:

On a long-term basis, management considers the competitive and operating risks associated with each division to be relatively equal and expects all divisions to provide similar returns on investment and sales.  The key performance metrics used by Penhall management to measure each operating division are:

a.     25% EBITDA return on certain assets,

b.     20% EBITDA return on revenues, and

c.     Net income, which is annually budgeted to the specific opportunities of the division.  The net income metric is based upon actual results achieved compared to the budgeted results for each division.

As previously noted these expectations are set at the divisional level and consolidated level only.

All of our divisions are similarly staffed and provided production assets based upon their projected ability to manage those assets and to achieve desired levels of return. All divisions respond similarly to changes in economic fluctuations.  Fluctuations in the performance of a division typically occur year over year and are dependent on spending related to highway improvements and infrastructure budget funds available.  This being the case, in every market where we are located, the Company is subject to the ups and downs of approved government spending as well as the rise and fall of industrial and commercial projects.  Actual rates of return on investment fluctuate across the board in the divisions during each fiscal year.  However, we expect and have achieved similar economic results when divisions are subject to similar external forces.

The performance of a division is dependent on a number of factors including the quality of the local Penhall manager, as well as the quality and quantity of the local competition.  The volume and type of work can vary significantly year to year in each of the local markets served by our divisions.  Our expectations and past experience have indicated that all divisions will respond in similar fashion to improving or deteriorating general economic condition and construction spending.  This is due to the fact that all of our divisions are in the same industry and provide similar services.  Further, specific events can also influence a division’s performance.  For example, the earthquakes in the San Francisco area in 1989 and in the Los Angeles area in 1994 provided extraordinary economic opportunities for divisions in those locations (as well as an economic boast for a number of other divisions that supplemented the local division’s cadre of skilled operators and equipment), while the rehabilitation of highways in Utah in preparation for the Winter Olympics in Salt Lake City provided a windfall for the local office in 1999- 2001.  Similarly, if an earthquake or large rehabilitation projects occur in or near any of our operating divisions, we would expect strong operating results in those divisions for a period of time.

Management has tempered its expectations for division managers over the past four years as a result of nationwide economic conditions in the Company’s niche market, operated equipment for the construction industry.  Fiscal 2002 - 2004 were recession years for the industry, with the beginnings of a recovery in late fiscal 2005.  Thus, only a few divisions with either exceptionally strong managers or fortunate to be located in a jurisdiction that had a significant project(s) requiring Penhall’s capabilities, were able to achieve the desired results.

While we understand that the metric suggested in the Statement and the preferred metric used by the Staff to measure similar economic characteristics is gross profit, please note that management does not utilize this metric when managing the business.  Management believes that the year to year fluctuations in returns on assets and return on revenues of all of the divisions supports the similar economic conditions argument.  Over an extended period of time, management believes

that all Penhall locations are subject to the same economic conditions, just not necessarily within the same year or years.   Either the division achieves the desired results, management is changed in the division or the division is closed.

We will now address how the provisions of a – e of paragraph 17 have been met in support of aggregation.  The information provided above should also be considered in addressing a-e as the information is relevant and supportive of the conclusions we have reached.

a.     The nature of products and services – Although Penhall provides its services and products on an hourly, quote, and contracted basis, the business of Penhall is providing operated equipment to the construction industry.  Further, many of the Company’s customers operate across wide geographical areas and utilize the services of multiple Penhall divisions.  These customers have expectations that Penhall’s quality and pricing of services will be similar at every division.

b.     The nature of production process – All of the Company’s services are available through every division.  Further, it is not uncommon for one division to use another division’s resources to satisfy a customer’s needs.

c.     The types or class of customer for their products and services - Although Penhall occasionally operates as the prime contractor for some customers, a majority of Penhall’s customers are general contractors or other specialty subcontractors in the construction trade.   Penhall does not track the type of industries our customers serve; however we are aware that they generally serve the industrial, construction, governmental and, to a lesser extent, the residential markets.

d.     The methods used to distribute their products or provide their services The divisions are similarly staffed and use the same processes to deliver those services.   Penhall, through its operated equipment rental fleet and skilled operators, serves its customer base in a wide variety of infrastructure projects.  The same services are provided on:

i.      An hourly rental basis

ii.     Under a fixed price agreement, or

iii.    Through a contract based upon performance tied to plans and specifications

e.     if applicable, the nature of the regulatory environment -

Regulatory oversight, such as OSHA, state OSHA, certain building codes, etc, apply to all operating divisions.  Some states require pre- certification in order to conduct work in the specified state.  For these states, they require company wide information (audited financial statements) without any specific divisional, regional or other information.

In evaluating the provisions of a – e above and with consideration of the schedules provided to the staff, there are certain divisions that have descriptions that appear different from the others.  We will now address how these divisions are similar to the others divisions. Certain divisions in the schedules are identified as “Contract” divisions (i.e. divisions 10, 9, 33, 39, and 28) and another is referred to as Division 40.  With the exception of Division 40, which will be discussed below, the remaining divisions will be referred to as an “Other Division”).

Contract divisions use the Other Division’s operators and equipment for a majority of the construction work with the remainder provided by subcontractors.  Although the Contract divisions often times take on larger and more complex projects, the Other Divisions also perform significant amounts of contract work.  It is important to note that Contract divisions perform the same services, to the same customers, using the same methods and procedures as the Other Divisions.

With the exception of division 24, all operating divisions (Contracts and Other Divisions) were established and exist for the purpose of enhancing utilization of the operated equipment (Division 24 is a small division that rents non-operated or bare rental equipment and represents less than 2.5% of revenues for each of the past 3 fiscal years ending June 30, 2005).   The Contract divisions were created to overcome management issues that might prevent Other Division managers from pursuing work that could enhance operated equipment utilization.  Managers in Other Divisions tend to shy away from projects that will require them to be away from their divisional offices and away from their daily management responsibilities.  Because the Contract division managers do not have the daily management issues of managing a fleet of production equipment and operators, as well as all of the administrative and marketing tasks associated with work performed hourly or under a fixed price agreement, they are able pursue projects that the Other Division’s managers may not have the time or skill set to pursue.  Contract division managers are able to look at projects that may require managers and other key personnel to spend substantial time away from the office.  Contract division’s projects always utilize resources from one or more Other Divisions, thereby enhancing the Other Division’s utilization of equipment.   The nature of the Contracts division services is consistent with the Other Divisions services and clearly consistent with the aggregation criteria of paragraph 17 of SFAS 131.  In fact, if one were to visit a job site, there are no distinguishing characteristics that would allow an individual to determine if the project was being performed by a Contract or Other Division.  The equipment, the operators and the type of project would all be similar.

Division 40 is a division that performs pavement restoration work and is located in Rogers, Minnesota.  Pavement restoration work includes many of the services provided by Contract and Other divisions including concrete grinding, dowel bar retrofit, and concrete patching.  Other Divisions also perform pavement restoration work, but division 40 projects tend to be larger and more geographically diverse (division 40 will perform work in any of the continental states).  Although division 40 has a priority due to its need to schedule work in advance because of travel, when division 40 and an Other Division have an interest in pursuing the same project, the choice of who will pursue the work typically comes down to scheduling and backlogs of the 2 divisions (the Company does not allow 2 Penhall divisions to compete against one another).  While there are certain distinguishing characteristics of Division 40, the characteristics are rather innocuous.   The nature of Division 40’s services and customers are also provided by Other Divisions.

Division 40, through the use of Other Division’s resources, is able to provide all the services that the Company offers.  To present Division 40 as a separate segment would be misleading to the users of the financial statements as pavement restoration is available through our Other Divisions.

Division 40 was a 1998 acquisition that supplemented our existing pavement restoration business.  All of the work performed by division 40 is also performed by all of the Contract Divisions or Other Divisions. In fact, sometimes projects contracted by Division 40 will be performed by one of the other Contract divisions or Other Divisions.  The reverse is also true.  The CODM is usually involved with decisions to transfer work from one division to another.  The CODM, seeking to maximize the profits of the enterprise, may determine that work load, skill mix, or scheduling conflicts can be remedied by having a different division perform all or some of the contracted work.

Division 40 has characteristics of Contract divisions and characteristics of the Other Divisions.  For example:

a.             It has production assets used to perform the work.  The other Contract divisions use operated equipment from the Other Divisions to perform the work,

b.             While all of the Contract divisions travel extensively to find work, a substantial majority of Division 40 work is out of state (Minnesota),

c.             Unlike Contract divisions, but like Other Divisions, Division 40 sometimes performs work on an hourly basis or quote basis.

Division 40 has services that are consistent with the Other Divisions, production process are similar, have similar types and classes of customers for services rendered, use similar methods to provide services and operate in the same regulatory environment as all other divisions. In our previous draft response we utilized the word “distinguishing” characteristics, our intention was to indicate how similar these divisions are and that any differences would be innocuous (name of division being Division 40 versus location name, travel, etc.).

Management has concluded the Contract Divisions and Division 40 have services that are consistent with the Other Divisions, production process that are similar, have similar types and classes of customers for services rendered, use similar methods to provide services and operate in the same regulatory environment as all other divisions.

With respect to paragraph 17 of SFAS 131, Penhall believes that the 44 operating segments of the business have similar economic and qualitative characteristics and therefore all have been aggregated into one reportable segment.  The nature of the services provided by these divisions, the long-term economic characteristics, the processes used, the types of customers, and the methods used to distribute the products or services are all similar.  Accordingly, we have concluded aggregation is appropriate under paragraph 17 of SFAS 131.

Management Evaluation of Segments at June 30, 2004, March 31, 2005, and June 30 2005

The Company performed a critical review of the Company’s application of SFAS 131 prior to filing its June 30, 2004 Form 10K. During the March 31, 2005 quarter and as part of the June 30, 2005 year end close, the Company again undertook a review of SFAS 131 with consideration of the guidance provided in EITF 04-10.  Following the diagram in paragraph 127 of the Statement 131, we used the following steps to determine which of our operating segments are reportable segments:

1.     Determine which operating segments meet all of the aggregation criteria

2.     Determine which operating segments meet the quantitative thresholds

3.     Assess whether the operating segments that do not meet the quantitative threshold share a majority of the aggregation criteria

4.     Test whether the reportable segments contribute at least 75% of the total consolidated revenue.

Conclusion:

After performing the procedures above, we again concluded that the Company has 44 operating segments, which may be aggregated into one reportable segment.  The following discussion summarizes our reasoning that leads to a conclusion that the Company has one reportable segment:

Consistency with Objective and Basic Principles – We believe the aggregated presentation is more useful in understanding the Company’s performance and measuring its prospects for future net cash flows.  The second paragraph of the FAS 131 “Summary” establishes two basic principles of the Statement:

1.     First, “Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.”

2.     Second, “Financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.”

Paragraphs 4 and 5 of the Statement requires that the “management approach” is to be used for determining what information is to be reported, “The management approach is based on the way that management organizes the segments with the enterprise for making operating decisions and assessing performance.” Paragraph 5 goes on to state “management approach…….focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters.”  Clearly the CODM evaluates the Company at the consolidated level and at the divisional level.  There are no intermediate levels of meaningful information to the management of the company.  All production resources reside in an operating division.  All resource allocations are made division by division, not region by region.

•      Further, Paragraph 24 of the Statement suggests a limit on the number of reportable units, “There may a practical limit to the number of reportable segments that an enterprise separately discloses beyond which segment information may become overly detailed.  As the number of reportable segments increases above 10, the enterprise should consider whether a practical limit has been reached.” Clearly, disclosure of 44 divisions would not comply with the guidance of paragraph 24.

•      The Company has public debt, which requires that it comply with the reporting requirements of the SEC.  The Company’s debt holders are a limited number of sophisticated institutional investors.  They are the primary users of the Company’s financial statements; along with other bankers and sureties.  The Company’s lenders did not lend at the divisional level and we believe they are interested in the Company’s ability to service its debt.  The Company believes that the application of the aggregation provisions does not diminish the user’s ability to:

1. Better understand the Company’s performance,

2. Better assess its prospects for future net cash flows or

3. Make more informed judgments about the Company as a whole.

We believe that the aggregation of the operating segments as one reportable segment, complies with the guidance provided in FAS 131 and our conclusions are consistent with the objectives and principles as established in paragraph 3 of that standard.

Possible Alternatives

Management has reviewed the possibility of segmenting by region.  Although a review of the high level reports provided to the CODM might suggest that segmentation by region is useful, management does not allocate or deploy resources or personnel by region.  Incentive bonuses are based upon either division performance and/or consolidated results.  Although some regional information is available, it is only used to evaluate the performance of the regional manager.  Decisions to acquire, dispose, or move assets are made for each division, never at the regional level.  Further, both fiscal and capital budgets are set and tracked at the divisional level, not the regional level.  With the exception of 5 regional managers, there is no regional staff, regional assets or regional headquarters.  Additionally, changes in regions are dependent on management resource availability and periodic changes are made to the divisional makeup of the regions.  With this in mind, it is management’s position that the lack of consistency in the regions makeup as well as a lack of distinguishing characteristics of divisions within a region undermines the argument that regional information will provide additional meaningful information to the readers of the financial statements.  Further, there are no other levels of aggregation that are provided to the CODM.

Further, we have considered presentation of Contracts, Division 40 and Other Divisions segment information and have concluded such presentation would be misleading to the users of the financial statements.  This conclusion is based on the fact that all three of these provide the same types of services to the same types of customers across the continental United States.  Further, the CODM does not manage the business or deploy its resources based on this information.  Such presentation would not comply with the objectives of paragraph 3 of SFAS 131.

Conclusion – Management, Audit Committee and External Auditor

In conclusion, Penhall management (Chief Executive Officer, Chief Financial Officer, and Controller) has undertaken a critical review of its accounting policies with respect to SFAS 131 and determined that all of the operating segments should be aggregated.  Management has reviewed its findings with the Audit Committee, who concurs with management’s conclusion.  Further, Penhall has consulted with KPMG at the engagement team and National Office levels regarding our conclusions.

Additional Discussions

Per our conversation with Marie Trimeloni on August 2, 2005, we are forwarding, under separate letter, five copies (June 30, 2001 through June 30, 2005) of the Sales and EBITDA report (the March 31, 2005 edition was provided with our prior response).  This report is provided monthly to the CODM and to the Board of Directors.  It should be noted that these figures are generated from internal reports prepared for the benefit of Company management and are not prepared on the same basis as our external reporting.  For example, inter-divisional sales and inter-divisional costs are not eliminated and some revenues are recorded net of costs.  In addition to this report, we generate several hundred reports (income reports, sales reports, equipment usage reports, etc) for our regional and division managers to manage their operations.  These reports are also provided to the CODM as a resource for researching issues identified in the Sales and EBITDA report.

Summary of Significant Accounting Policies – Segment Reporting

While our conclusions on aggregation are unchanged from prior periods, we have revisited our summary of significant accounting policies and concluded that certain enhancements to our segment reporting accounting policy are warranted.  Our segment policy disclosure in the June 30, 2004 Form 10-K/A was as follows:

SEGMENT INFORMATION

The Company’s only line of business is the rental of operator assisted equipment for use in infrastructure projects. This equipment is rented on an hourly basis and on a longer-term, fixed price basis. The Company does not account for, or manage, the hourly or fixed-price rentals in a separate manner.

We propose that in our Annual Report on Form 10-K for the year ended June 30, 2005, and in future filings we will modify our Summary of Significant Accounting Policies in substantially the form below:

SEGMENT INFORMATION

The Company is organized into 44 operating divisions across the country. All of these divisions provide operator assisted equipment for use in infrastructure projects on an hourly and on a longer-term, fixed price basis.  Management has considered the criteria of Statement of Financial Accounting Standards No. 131 (SFAS No. 131) “Disclosures about Segments of an Enterprise and Related Information” and what level of segment information should be reported in the notes to the consolidated financial statements. Management has determined, consistent with the objectives of SFAS No. 131, that since all of the divisions have; similar long-term economic characteristics, provide similar services to the construction industry through operated equipment, have similar classes and type of customers, have similar methods of delivery of services, and operate in the same regulatory environment, the divisions qualify for aggregation into one reportable segment.

Form 10-K/A: Note 15 Guarantors and Financial Information, page 43

Form 10-Q:  Note 7 – Condensed Consolidating Financial Information

3.     We note your response to our prior comment 18 in our letter dated March 22, 2005 and the change made to your Form 10-Q for the period ended March 31, 2005.  It remains unclear whether the Senior Notes are guaranteed by your 100% owned subsidiaries on a full and unconditional basis.  Please revise accordingly.

Response to Comment 3

In our Annual Report of Form 10-K for the year ended June 30, 2005, we will include disclosure in substantially the form below:

GUARANTORS AND FINANCIAL INFORMATION

The following consolidating financial information is presented for purposes of complying with the reporting requirements of the Guarantor Subsidiaries. The Guarantor Subsidiaries, (Penhall Company and subsidiaries), fully guarantee jointly, severally, unconditionally, and irrevocably certain obligations of the Company, including the Senior Notes.  Separate financial statements and other disclosures with respect to each of the individual Guarantor Subsidiaries are not presented because the Company believes that such financial statements and other information would not, in the opinion of management, provide additional information that is material to investors.

Item 9A. Controls and Procedures, page 55

4.     We note your response to our prior comment 19 and 20 and have the following additional comments.

•      It appears to us that you have taken an overly narrow interpretation of disclosure controls and procedures.  It would appear to us that in order to have effective disclosure controls and procedures, you must have had controls in place to ensure that information received by management was not misinterpreted.  In light of this expanded view of disclosure controls and procedures, please reassess whether this error constitutes a material weakness.  If a material weakness existed, please disclose this fact in your amendment.

•      If you continue to believe your disclosure controls and procedures were effective in light of the fact than an error was made in your financial statements that lead to a restatement of you financial statements, you must expand your disclosure to provide a comprehensive discussion that sets forth the basis for your president and chief executive officer and chief financial officer’s conclusions.

•      Expand your disclosure to clarify what steps you are taking, or will take, to correct the cited problem.  Do not limit your discussion only to those steps that you have already taken.

Response to Comment 4

In our Annual Report of Form 10-K for the year ended June 30, 2005, we will include disclosure in substantially the form below:

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures for the fiscal year ended June 30, 2005.  We carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report.  Based on this evaluation, our president and chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective in that they provide reasonable assurance that information relating to our Company required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms and that information required to be disclosed by our Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Changes in Internal Control Over Financial Reporting.  There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures for the fiscal year ended June 30, 2004.  In connection with our comprehensive leveraged recapitalization transaction in 1998, we issued shares of common stock and Series B Preferred

Stock to certain members of management.  At that time, upon an extensive review of the relevant documentation, a determination was made by our then chief financial officer and as reported in our audited financial statements that these shares should be accounted for as permanent stockholders’ equity on our balance sheet.  In general, we do not review accounting treatment determinations on an annual basis, but do so upon the occurrence of an event requiring such a reassessment.  Upon our adoption of Financial Accounting Standards Board Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” in July 2004, we determined that we should reevaluate the financial statement presentation of our equity securities under ASR 268 and EITF Topic D-98.  As a result of the reevaluation, management concluded that an error was made in the initial accounting determination made in 1998.  As a result, as discussed in Note [18], in December 2004, we filed an amendment to our Annual Report on Form 10-K for the fiscal year ended June 30, 2004 and restated our consolidated balance sheets and statements of stockholders’ deficit as of and for the three-year period ended June 30, 2004, to reclassify from permanent equity to temporary equity, the portions of our common stock and Series B Preferred Stock which contain redemption provisions that are outside our control under the 1998 security holders agreement (the “Stockholders Agreement”).  We also restated the consolidated balance sheets as of June 30, 2004 and 2003, and the statements of stockholders’ deficit as of and for the three-year period ended June 30, 2004, to reverse the recognition of cumulative dividends that had historically been recorded as an increase to the carrying value of the Series B Preferred Stock and accumulated deficit.

In response to these reclassifications, and to confirm the analysis and support for our financial statement presentation of our redeemable securities, senior management recommended a formal review of the accounting treatment relating to all material financial agreements including the Stockholders Agreement.  This review was completed during the period ended December 31, 2004.

As of June 30, 2004, we carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  As part of that evaluation, we reviewed the circumstances surrounding the accounting errors described above in the context of our disclosure controls and procedures.  Based on this evaluation, our president and chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of June 30, 2004 in that they provided reasonable assurance that information relating to our Company required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms and that information required to be disclosed by our Company in the reports that it filed or submitted under the Securities Exchange Act of 1934 was accumulated and communicated to its management, including our Chief

Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.  As stated above, in general, we do not review accounting treatment determinations on an annual basis, but do so upon the occurrence of an event requiring such a reassessment.  In light of the reclassification from permanent equity to temporary equity of the portions of our common stock and Series B Preferred Stock which contain redemption provisions that are outside our control under the Stockholders Agreement, we have implemented an appropriate change to our disclosure controls and procedures relating to the reclassification of the common stock and Series B Preferred Stock upon the expiration of such redemption provision.  Further, we believe that our current management has the expertise that is necessary to enable us to make appropriate determinations regarding accounting matters, including classification of our equity securities.

Form 10-Q for the quarter ended March 31, 2005

5.     We note your response to our prior comment 22 in our letter dated March 22, 2005, we note your disclosures under Item 4 in Form 10-Q for the quarterly period ended March 31, 2005 that state “..disclosure controls and procedures were effective as of the end of the period covered by the report in that they were reasonably designed…”  These revised disclosures don’t comply with the requirements of Item 4 of our prior comment in that you must conclude that your disclosure controls and procedures are effective ineffective, not whether they are reasonable designed.  Please revise your disclosures accordingly.

Response to Comment 5

 In our future filings, we will include disclosure in substantially the form below (which is modified from the disclosure that had been provided in our response to Comment 22 of the March 22, 2005 comment letter, as further set forth in our response to Comment 6 below).  In addition, in response to Comment 5, we hereby notify the Commission that the disclosure below is applicable to the quarter ended March 31, 2005.

We, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Form 10-Q. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective in that they provide reasonable assurance that information relating to our Company required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms and that information required to be disclosed by our Company in the reports that it files or submits under the Securities

Exchange Act of 1934 is accumulated and communicated to its management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of control can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

6.     In addition, the conclusion reached by our Chief Executive Officer and Chief Financial Officer in the second paragraph continues to refer to an incomplete definition of disclosure controls and procedures per Rules 13a- 15(e) and 15d- 15(e) of the exchange Act.  As previously requested, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions’ rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.  Amend your Form 10-Q to comply with Item 307 of Regulation S-K.

Response to Comment 6

Please see our response to Comment 5 above.  We have revised the definition of disclosure controls and procedures set forth in the second sentence of the first paragraph to conform with the definition in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  The language that has been added in response to Comment 6 is set forth in bold face type.

Very truly yours,

Jeffrey E. Platt
Vice President, Finance

cc:	Bruce B. Wood, Esq.
Jeanne Baker
Marie Trimeloni